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MAR 02 2009
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SECURITI 09059635 SION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-1-5204~~ 8-15204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Nicollet Mall
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbra L. Schoneman **(612) 303-8069**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Debbra L. Schoneman*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2008*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires January 31, 2010

Debbra L Schoneman
Signature

Chief Financial Officer
Title

Brenda M. Cich
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piper Jaffray & Co.
Index to Consolidated Statement of Financial Condition

Ernst & Young
Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509
Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated statement of financial condition as of December 31, 2007, was restated as discussed in Note 1.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2009

0902-1033147

Piper Jaffray & Co.
Consolidated Statement of Financial Condition
December 31, 2008

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	19,383
Cash and cash equivalents segregated for regulatory purposes		20,005
Receivables:		
Customers		16,923
Brokers, dealers and clearing organizations		115,982
Deposits with clearing organizations		28,471
Securities purchased under agreements to resell		65,237
Securitized municipal tender option bonds		10,010
Financial instruments and other inventory positions owned		323,509
Financial instruments and other inventory positions owned and pledged as collateral		112,023
Total trading securities owned		435,532
Fixed assets (net of accumulated depreciation and amortization of $56,267)		16,331
Goodwill		111,051
Other receivables		28,824
Other assets		169,913
Total assets	$	1,037,662
Liabilities and Shareholder's Equity		
Short-term bank financing	$	9,000
Payables:		
Customers		15,862
Checks and drafts		4,397
Brokers, dealers and clearing organizations		2,429
Securities sold under agreements to repurchase		106,372
Tender option bond trust certificates		9,995
Financial instruments and other inventory positions sold, but not yet purchased		107,421
Accrued compensation		77,219
Other liabilities and accrued expenses		60,373
Total liabilities		393,068
Shareholder's equity:		
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding		-
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding		-
Additional paid-in capital		749,269
Other comprehensive loss		(939)
Accumulated deficit		(103,736)
Total shareholder's equity		644,594
Total liabilities and shareholder's equity	$	1,037,662

See Notes to Consolidated Statement of Financial Condition

Piper Jaffray & Co.
Notes to Consolidated Statement of Financial Condition
December 31, 2008

Note 1 *Background*

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, acts as a broker of option contracts and provides various other financial services.

Restatement of 2006 and 2007 Annual and 2008 Interim Financial Statements

On February 2, 2009, the Parent Company filed a Form 8-K reporting that its previously issued (i) interim financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and (ii) annual financial statements for the years ended December 31, 2007 and 2006 included in its Annual Report on Form 10-K (collectively, the "Affected Financial Statements") and the related reports of its independent registered public accounting firm, Ernst & Young LLP, should no longer be relied upon. The Company's financial statements previously issued during this time period should no longer be relied upon.

As part of the compensation paid to employees, the Company uses stock-based compensation, consisting of restricted stock and stock options. Since January 1, 2006, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)). Stock-based compensation was generally amortized on a straight-line basis over the vesting period of the award, which was typically three years. The majority of restricted stock and option grants provide for continued vesting after termination, provided that the employee does not violate certain post-termination restrictions as set forth in the award agreements or any agreements entered into upon termination. Management's interpretation was that the post-termination restrictions met the SFAS 123(R) definition of an in-substance service condition. Therefore, the Company considered the required service period to be the greater of the vesting period or the post-termination restricted period.

In the fourth quarter of 2008, management re-evaluated whether the post-termination restrictions of certain equity awards would continue to meet the criteria for an in-substance service condition given the historic changes to the industry. Following an extensive analysis, management concluded in January 2009, in consultation with the Company's auditors, that the post-termination restrictions had never met the criteria for an in-substance service condition for awards granted since January 1, 2006 based on the manner in which those complex criteria are interpreted in practice. This determination necessitated a restatement of the Affected Financial Statements to recognize expense for all of those equity awards in the year in which those awards were deemed to be earned, rather than over the three-year vesting period. The cumulative impact on shareholder's equity as of December 31, 2008 was a decrease of $57.4 million.

The line items impacted by the restatement are as follows:

(Dollars in thousands)	Year Ended December 31, 2007 *(As Reported)*	Year Ended December 31, 2007 *(Restated)*
Statement of financial condition data:		
Other assets	$ 75,808	$ 108,037
Total assets	1,423,030	1,455,259
Accrued compensation	124,265	125,587
Other liabilities and accrued expenses	65,413	153,720
Total liabilities	679,180	768,809
Retained earnings	85,740	28,340
Total shareholder's equity	743,850	686,450

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Piper Jaffray & Co. and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities, where the Company has a majority interest, are consolidated in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," ("ARB 51"), as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities," ("FIN 46(R)"), VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

SPEs are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"), to determine whether or not such SPEs are required to be consolidated. Certain SPEs meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, QSPEs are not consolidated. An entity accounts for its involvement with QSPEs under a financial components approach.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or control remains with one of the owners. These SPEs are typically considered VIEs and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

Use of Estimates

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payables to brokers, dealers and clearing organizations on the consolidated statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in other receivables and other liabilities and accrued expenses on the consolidated statement of financial condition.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated statement of financial condition.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned, financial instruments and other inventory positions sold, but not yet purchased, and securitized municipal tender option bonds are carried at fair value on the consolidated statement of financial condition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. the exit price). Securities (both long and short) are recognized on a trade-date basis.

Fair Value Hierarchy

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). Prior to January 1, 2008, the Company followed the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, Brokers and Dealers in Securities, when determining fair value for financial instruments. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level I are highly liquid instruments with quoted prices such as equities listed in active markets, certain U.S. treasury bonds, money market securities and certain firm investments.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates.

Level III — Instruments that have little to no pricing observability as of the report date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain U.S. government agency securities, certain convertible securities and certain corporate bonds.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of the goodwill impairment test. Certain non-financial assets and non-financial liabilities measured at fair-value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets measured at fair value for impairment assessment. SFAS 157 will be applicable to these fair value measurements beginning January 1, 2009.

Valuation of Financial Instruments

When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned, financial instruments and other inventory positions owned and pledged as collateral, and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount. Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

The fair values related to derivative contract transactions are reported in financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the consolidated statement of financial condition. Fair value is determined using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. Management deems the net present value of estimated future cash flows model to provide the best estimate of fair value as most of our derivative products are interest rate products. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

The Company does not utilize "hedge accounting" as described within Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists and on a net-by-cross product basis when applicable provisions are stated in a master netting agreement. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists.

Securitized Municipal Tender Option Bonds

The Company securitized highly rated municipal bonds as part of its tender option bond program. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as secured borrowings by consolidating the assets and liabilities of the trusts onto the Company's consolidated statement of financial condition.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to 10 years. Some of the leases contain renewal options, escalation clauses, rent free holidays and operating cost adjustments.

For leases that contain escalations and rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, the Parent Company's market capitalization and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of software technologies that were amortized over three years.

Other Receivables

Other receivables includes management fees receivable, accrued interest and loans made to revenue-producing employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range up to three years.

Other Assets

Other assets include net deferred tax assets, income tax receivables, prepaid expenses, intercompany receivables and proprietary investments. The Company's investments include investments in partnerships, bridge-loan financings and investments to fund deferred compensation liabilities.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Tax reserves for uncertain tax positions are recorded in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109" ("FIN 48").

Note 3 *Recent Accounting Pronouncements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 was effective for the Company beginning January 1, 2008. SFAS 157 did not have a material affect on its consolidated statement of financial condition. In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the application of SFAS 157 for non-financial assets and non-financial liabilities until January 1, 2009. FSP 157-2 is not expected to have a material affect on the Company's consolidated statement of financial condition.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently allowed to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 was effective for the Company beginning January 1, 2008. SFAS 159 did not have a material affect on the Company's consolidated statement of financial condition.

In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 was effective for the Company beginning January 1, 2008. FSP FIN 39-1 did not have a material affect on its consolidated statement of financial condition.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. The Company will apply the standard to any business combinations within the scope of SFAS 141(R) occurring after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The provisions of SFAS 160 are to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively to all periods presented. SFAS 160 is not expected to have a material effect on the Company's consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities —an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures about their impact on an entity's financial position, financial performance, and cash flows. SFAS 161 requires disclosures regarding the objectives for using derivative instruments, the fair value of derivative instruments and their related gains and losses, and the accounting for derivatives and related hedged items. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. Because SFAS 161 impacts the Company's disclosure and not its accounting treatment for derivative instruments and any hedge items, the Company's adoption of SFAS 161 will not impact its consolidated statement of financial condition.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's consolidated statement of financial condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP 140-4"), which is effective for the first reporting period ending after December 15, 2008. FSP 140-4 requires additional disclosure related to transfers of financial assets and variable interest entities. Since FSP 140-4 impacts the Company's disclosures and not its accounting treatment for transfers of financial assets and variable interest entities, the Company's adoption of FSP 140-4 did not impact its consolidated statement of financial condition.

Note 4 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at December 31, 2008 were as follows:

(Amounts in thousands)		
Financial instruments and other inventory positions owned (1):		
Corporate securities:		
Equity securities	$	3,347
Convertible securities		7,088
Fixed income securities		72,571
Municipal Securities:		
Auction rate municipal securities		17,650
Variable rate demand notes		18,675
Other municipal securities		136,844
Asset-backed securities		52,385
U.S. government agency securities		59,341
U.S. government securities		67,631
	$	435,532
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Equity securities	$	6,203
Fixed income securities		9,283
Municipal securities		23,250
U.S. government agency securities		10,298
U.S. government securities		58,377
Derivative contracts		10
	$	107,421

(1) Excludes $10.0 million in securitized municipal tender option bonds held in securitized trusts at December 31, 2008, these financial instruments are included in securitized municipal tender option bonds on the consolidated statement of financial condition at December 31, 2008.

At December 31, 2008, financial instruments and other inventory positions owned in the amount of $112.0 million had been pledged as collateral for the Company's repurchase agreements and secured borrowings.

Inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition. The Company economically hedges changes in market value of its financial instruments and other inventory positions owned utilizing inventory positions sold, but not yet purchased, interest rate swaps, futures and exchange-traded options.

Derivative Contract Financial Instruments

The Company uses interest rate swaps, interest rate locks, and forward contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. Interest rate swaps are also used to manage interest rate exposure associated with the Company's tender option bond program. As of December 31, 2008, the Company was counterparty to notional/contract amounts of $10.1 million of derivative instruments.

The Company's derivative contracts are recorded at fair value. Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. Derivatives are reported on a net-by-counterparty basis when legal right of offset exists, and on a net-by-cross product basis when applicable provisions are stated in master netting agreements. Cash collateral received or paid is netted on a counterparty basis, provided a legal right of offset exists.

Note 5 *Fair Value of Financial Instruments*

Financial Instruments

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, at fair value on the consolidated statement of financial condition.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following table summarizes the valuation of our financial instruments by SFAS 157 pricing observability levels as of December 31, 2008:

(Amounts in thousands)	Level I (1)	Level II (1)	Level III (1)	Total
Assets:				
Financial instruments and other inventory positions owned:				
Non-derivative instruments	$ 64,571	$ 324,836	$ 46,125	$ 435,532
Securitized municipal tender option bonds	-	10,010	-	10,010
Cash equivalents	18,137	-	-	18,137
Investments	1,741	-	433	2,174
Total assets	$ 84,449	$ 334,846	$ 46,558	$ 465,853
Liabilities:				
Financial instruments and other inventory positions sold, but not yet purchased:				
Non-derivative instruments	$ 20,627	$ 86,784	$ -	$ 107,411
Derivative instruments	-	10	-	10
Total financial instruments and other inventory positions sold, but not yet purchased:	20,627	86,794	-	107,421
Tender option bond trust certificates	-	9,995	-	9,995
Investments	-	-	366	366
Total liabilities	$ 20,627	$ 96,789	$ 366	$ 117,782

(1) Level I financial instruments include highly liquid instruments with quoted prices such as certain U.S. treasury bonds, equities listed in active markets, money market securities and certain firm investments. Level II financial instruments generally include certain U.S. treasury bonds and U.S. government agency securities, certain corporate bonds, certain municipal bonds, certain asset-backed securities, certain convertible securities, derivatives, securitized municipal tender option bonds and tender option bond trust certificates. Level III financial instruments generally include auction rate municipal securities, certain asset-backed securities, certain firm investments, certain convertible securities and certain corporate bonds.

Instruments that trade infrequently and therefore have little or no price transparency are classified within Level III based on the results of our price verification process. The Company's Level III assets were $46.6 million, or 10.0 percent of financial instruments measured at fair value. This balance primarily consists of auction rate securities where the market has ceased to function and asset-back securities, principally collateralized by aircraft that have experienced low volumes of executed transactions, such that unobservable inputs had to be utilized for the fair value measurements of these instruments. Our auction rate securities are valued at par based upon our expectations of issuer refunding plans. Asset-back securities are valued using cash flow models that utilize unobservable inputs that include airplane lease rates, maintenance costs and airplane liquidation proceeds.

Note 6 *Securitizations*

Through its tender option bond program, the Company sold highly rated municipal bonds into securitization vehicles ("Securitized Trusts") that are funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly and the Company receives a fee to remarket the variable rate certificates. Securitization transactions meeting certain SFAS 140 criteria are treated as sales. If a securitization does not meet the asset sale requirements of SFAS 140, the transaction is recorded as a borrowing.

The Company's securitization transaction was designed such that it did not meet the asset sale requirements of SFAS 140, causing the Company to consolidate this trust. As a result, the Company recorded an asset for the underlying bonds of $10.0 million as of December 31, 2008, in securitized municipal tender option bonds and a liability for the certificates sold by the trust for $10.0 million in tender option bond trust certificates on the consolidated statement of financial condition.

Note 7 *Variable Interest Entities*

In the normal course of business, the Company regularly creates or transacts with entities that may be VIEs. These entities are either securitization vehicles or investment vehicles. See Note 6 for a discussion of the Company's securitization vehicles.

The Company has investments in and/or acts as the managing partner or member to approximately 12 partnerships and limited liability companies ("LLCs"). These entities were established for the purpose of investing in equity and debt securities of public and private investments and were initially financed through the capital commitments of the members. At December 31, 2008, the Company's aggregate net investment in these partnerships and LLCs totaled $7.7 million. The Company's remaining commitment to these partnerships and LLCs was $0.2 million at December 31, 2008.

The Company has identified one partnership and three LLCs described above as VIEs. The Company is determined to be the primary beneficiary when it has a variable interest, or combination of variable interests, that will absorb a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. It was determined that the Company is not the primary beneficiary of these VIEs. However, the Company owns a significant variable interest in these VIEs. These VIEs had assets approximating $195.9 million at December 31, 2008. The Company's exposure to loss from these entities is $5.1 million, which is the value of its capital contributions recorded in other assets in the consolidated statement of financial condition at December 31, 2008. The Company had no liabilities related to these entities at December 31, 2008.

The Company has not provided financial or other support to the VIEs that it was not previously contractually required to provide as of December 31, 2008.

Note 8 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2008 included:

(Amounts in thousands)	
Receivable arising from unsettled securities transactions, net	$ 79,370
Deposits paid for securities borrowed	18,475
Receivable from clearing organizations	14,207
Securities failed to deliver	2,282
Other	1,648
Total receivables	$ 115,982

Amounts payable to brokers, dealers and clearing organizations at December 31, 2008 included:

(Amounts in thousands)	
Payable to clearing organizations	$ 862
Securities failed to receive	1,565
Other	2
Total payables	$ 2,429

Note 9 *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31, 2008 included:

(Amounts in thousands)	
Cash accounts	$ 5,741
Margin accounts	11,182
Total receivables	$ 16,923

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the consolidated statement of financial condition. Margin loan receivables earn interest at floating interest rates based on prime rates.

Amounts payable to customers at December 31, 2008 included:

(Amounts in thousands)	
Cash accounts	$ 8,517
Margin accounts	7,345
Total payables	$ 15,862

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 10 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $97.9 million at December 31, 2008, of which $62.3 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

At December 31, 2008, the Company's securities sold under agreements to repurchase ("Repurchase Liabilities") exceeded 10 percent of total assets. The majority of Repurchase Liabilities at December 31, 2008, consisted of municipal obligations.

The following is a summary of Repurchase Liabilities as of December 31, 2008:

(Amounts in thousands)	Carrying Amount of Assets Sold	Repurchase Liabilities	Interest Rates
Overnight maturity	$ 43,325	$ 39,715	0.35%
On demand maturity	79,650	66,657	2.80%
	$ 122,975	$ 106,372	

Note 11 *Other Assets*

Other assets includes investments in public companies, investments in private equity partnerships that are valued using the equity method of accounting, investments in private companies and bridge-loans valued at cost, net deferred tax assets, income tax receivables, prepaid expenses and intercompany receivables.

Other assets at December 31, 2008 included:

Investments at fair value	$ 2,174
Investments at cost	16,485
Investments valued using equity method	9,558
Deferred income tax assets	86,074
Income tax receivables	34,661
Prepaid expenses	5,554
Intercompany receivable	14,366
Other	1,041
Total other assets	$ 169,913

Note 12 *Goodwill*

The following table presents the changes in the carrying value of goodwill for the year ended December 31, 2008:

(Amounts in thousands)	
Balance at December 31, 2007	$ 231,567
Goodwill acquired	-
Impairment losses	(120,516)
Balance at December 31, 2008	$ 111,051

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level, which are generally one level below its operating segments. The Company has identified one reporting unit: capital markets. The goodwill impairment test is a two-step process. The first step of the process consists of comparing the estimated fair value of a reporting unit with its book value. If the estimated fair value is less than the carrying value, the second step is performed to compute the amount of impairment by determining an "implied fair value" of goodwill.

The Company completed its annual goodwill impairment testing as of November 30, 2008, which resulted in a non-cash goodwill impairment charge of $120.5 million. The charge relates to goodwill created from the 1998 acquisition of Piper Jaffray by U.S. Bancorp, which was retained by the Company when the Company spun-off from U.S. Bancorp on December 31, 2003. The fair value of the capital markets reporting unit was calculated based on the following factors: market capitalization of the Parent Company, a discounted cash flow model using revenue and profits forecasts and company comparables. The impairment charge resulted from deteriorating economic and market conditions in 2008, which led to reduced valuations from these factors. A continued downturn in market conditions could result in additional impairment charges in future periods.

Note 13 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2008:

(Amounts in thousands)	
Furniture and equipment	$ 37,149
Leasehold improvements	16,619
Software	17,537
Projects in process	1,293
Total	$ 72,598
Less accumulated depreciation and amortization	(56,267)
	$ 16,331

Note 14 *Financing*

The Company has committed short-term financing available on a secured basis and uncommitted short-term financing available on both a secured and unsecured basis. The availability of the Company's uncommitted lines are subject to approval by individual banks each time an advance is requested and may be denied. In addition, the Company has established arrangements to obtain financing by another broker dealer at the end of each business day related specifically to its convertible inventory. Repurchase agreements are also used as a source of funding.

During 2008, the Company entered into a $250 million committed revolving credit facility with U.S. Bank, N.A. in replacement of an existing $100 million uncommitted revolving credit facility. The Company uses this credit facility in the ordinary course of business to fund a portion of its daily operations, and the amount borrowed under the facility varies daily based on the Company's funding needs. Advances under this facility are secured by certain marketable securities. However, of the $250 million in financing available under this facility, $125 million may only be drawn with specific municipal securities as collateral. The facility includes a covenant that requires the Company to maintain a minimum net capital of $180 million, and the unpaid principal amount of all advances under this facility will be due on September 25, 2009. The Company will also pay a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2008, the Company had no advances against this line of credit.

The Company's short-term financing bears interest at rates based on the federal funds rate. For the year ended December 31, 2008, the weighted average interest rate on borrowings was 2.72 percent. At December 31, 2008, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to its financing facilities.

Note 15 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. The Company's reserves totaled $17.0 million at December 31, 2008, which is included within other liabilities and accrued expenses on the consolidated statement of financial condition. A significant portion of the Company's reserves at December 31, 2008 will be funded by an insurance receivable, which is recorded within other receivables on the consolidated statement of financial condition.

As part of the asset purchase agreement between UBS and the Company for the sale of the PCS branch network, the Company has retained liabilities arising from regulatory matters and certain litigation relating to the PCS business prior to the sale.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the amounts of reserves are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with outside legal counsel and after taking into account its established reserves, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the consolidated statement of financial condition of the Company.

Operating Lease Commitments

The Company leases office space throughout the United States and in a limited number of foreign countries where the Company's international operations reside. The Company's only material lease is for its corporate headquarters located in Minneapolis, Minnesota. Aggregate minimum lease commitments under operating leases as of December 31, 2008 are as follows:

(Amounts in thousands)	
2009	$ 14,783
2010	13,735
2011	10,886
2012	10,336
2013	10,136
Thereafter	7,876
	$ 67,752

Total minimum rentals to be received from 2009 through 2016 under noncancelable subleases were $14.9 million at December 31, 2008.

Fund Commitments

As of December 31, 2008, the Company had commitments to invest approximately $0.2 million in limited partnerships that make investments in private equity and venture capital funds. The commitments are estimated to be funded, if called, through the end of the respective investment periods ranging from 2009 to 2011.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the consolidated statement of financial condition for these arrangements.

Reimbursement Guarantee

The Company and an affiliate have contracted with a major third-party financial institution to act as the liquidity provider for the Company and its affiliate's tender option bond securitized trusts. The Company has agreed to reimburse this third-party for any losses associated with providing liquidity to the Company's trusts and those of its affiliate. Any amounts reimbursed by the Company on behalf of its affiliate will be reimbursed to the Company by the affiliate. The maximum exposure to loss at December 31, 2008 was $88.0 million representing the outstanding amount of all trust certificates. This exposure to loss is mitigated by the underlying bonds in the trusts. These bonds had a market value of approximately $84.6 million at December 31, 2008. At December 31, 2008, $74.9 million of these bonds were insured against default of principal or interest by triple-A rated monoline bond insurance companies. One trust representing $9.7 million in bonds was insured against default of principal or interest by a double-A rated monoline bond insurance company. The municipalities that issued bonds we have securitized all are rated "A" or higher. The Company believes the likelihood it or its affiliate will be required to fund the reimbursement agreement obligation under any provision of the arrangement is probable as the value of the tender option bond trust certificates outstanding exceeds the value of securitized municipal tender option bonds by $3.4 million at December 31, 2008.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2008, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Note 16 *Restructuring*

The following table presents a summary of activity with respect to the restructuring-related liabilities included within other liabilities and accrued expense on the statement of financial condition.

(Amounts in thousands)	Restructure Liability
Balance at December 31, 2007	$ 14,566
Recovery of provision charged to discontinued operations	(176)
Provisions charged to continuing operations	16,247
Cash outlays	(9,788)
Non-cash write-downs	(3,461)
Balance at December 31, 2008	$ 17,388

Note 17 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a tax-qualified retirement plan, a frozen non-qualified retirement plan, a post-retirement benefit plan, and health and welfare plans.

Retirement Plan

The Company's Retirement Plan is a defined contribution retirement savings plan that allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 6 percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock, in the Company's discretion.

Pension and Post-Retirement Medical Plans

Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze the plan effective January 1, 2004, thereby eliminating future benefits related to pay increases and excluding new participants from the plan.

In 2008, the Company adopted the measurement date provisions of Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 123(R)" ("SFAS 158"). SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. Prior to adoption, the Company used a September 30 measurement date for the pension and post-retirement benefit plans. The adoption of SFAS 158's measurement date provisions in 2008 did not have a material impact on the consolidated statement of financial condition of the Company.

In 2008, the Company paid out amounts under the pension plan that exceeded its service and interest cost. These payouts triggered settlement accounting under Statement of Financial Accounting Standard No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan established by the Company in 2004. The estimated cost of these retiree health care benefits is accrued during the employees' active service.

Financial information on changes in benefit obligation, fair value of plan assets and the funded status of the pension and post-retirement benefit plans as of December 31, 2008 is as follows:

(Amounts in thousands)	Pension Benefits	Post-Retirement Medical Benefits
Change in benefit obligation:		
Benefit obligation, at October 1 of prior year	$ 12,239	$ 523
Service cost	-	83
Interest cost	932	38
Plan participants' contributions	-	190
Net actuarial loss/(gain)	77	(66)
Curtailment gain	-	-
Settlement gain	(133)	-
Benefits paid	(1,473)	(212)
Benefit obligation at December 31, 2008	$ 11,642	$ 556
Change in plan assets:		
Fair value of plan assets at October 1 of prior year	$ -	$ -
Actual return on plan assets	-	-
Employer contributions	1,473	22
Plan participants' contributions	-	190
Benefits paid	(1,473)	(212)
Fair value of plan assets at December 31, 2008	$ -	$ -
Funded status at December 31, 2008	$ (11,642)	$ (556)
Components of accumulated other comprehensive (income)/loss, net of tax:		
Net actuarial loss	$ 949	$ 14
Prior service credits	-	(30)
Total at December 31, 2008	$ 949	$ (16)

The assumptions used in the measurement of our benefit obligations are as follows:

	Pension Benefits	Post-Retirement Medical Benefits
Discount rate used to determine year-end obligation	6.50%	6.50%
Discount rate used to determine fiscal year expense	6.50%	6.50%
Expected long-term rate of return on participant balances	6.50%	N/A
Rate of compensation increase	N/A	N/A
Health care cost trend rate assumed for next year (pre-medicare/post-medicare)		7.0%/8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)		5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)		2012/2013

A one-percentage-point change in the assumed health care cost trend rates would not have a material effect on the Company's post-retirement benefit obligations. The pension plan and post-retirement medical plan do not have assets and are not funded.

Health and Welfare Plans

Company employees who meet certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 18 *Stock-Based Compensation*

The Parent Company maintains one stock-based compensation plan, the Incentive Plan. The plan permits the grant of equity awards, including non-qualified stock options and restricted stock, to the Company's employees.

Note 19 *Net Capital Requirements and Other Regulatory Matters*

Piper Jaffray is registered as a securities broker dealer and an investment advisor with the SEC and is a member of various Self Regulatory Organizations ("SRO") and securities exchanges including the Financial Industry Regulatory Authority ("FINRA"), which serves as Piper Jaffray' primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under the FINRA rule, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2008, net capital calculated under the SEC rule was $210.5 million, and exceeded the minimum net capital required under the SEC rule by $209.5 million.

Note 20 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred tax asset included in other assets on the consolidated statement of financial condition consisted of the following items at December 31:

(Amounts in thousands)		
Deferred tax assets:		
Liabilities/accruals not currently deductible	$	10,697
Pension and retirement costs		4,721
Deferred compensation		59,738
Other		13,283
		88,439
Deferred tax liabilities:		
Firm investments		94
Fixed assets		316
Other		1,955
		2,365
Net deferred tax asset	$	86,074

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

Unrecognized tax benefits for uncertain tax positions are recorded in accordance with FIN48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Amounts in thousands)	
Balance at January 1, 2008	$ 10,500
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(300)
Settlements	-
Balance at December 31, 2008	$ 10,200

Approximately $6.4 million of the Company's unrecognized tax benefits would impact the annual effective tax rate if recognized. Included within the Company's income tax receivable balance is $1.0 million of interest and penalties, both of which the Company recognizes as a component of income tax expense. The Company does not currently anticipate a change in the Company's unrecognized tax benefits balance within the next twelve months for the expiration of various statutes of limitation or for resolution of U.S. federal and state examinations.

Note 21 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, manages investments, markets derivative instruments and structures complex transactions for affiliates. Pursuant to shared services agreements, the Company records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. At December 31, 2008, receivable from affiliates of $14.4 million were included in other assets on the consolidated statement of financial condition, representing the amounts receivable for related party transactions.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Piper Jaffray & Co.
Year Ended December 31, 2008